Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HOOKIPA PHARMA INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

HOOKIPA Pharma Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows.

1.              The name of this corporation is HOOKIPA Pharma Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on February 15, 2017.

2.              This Certificate of Amendment of Amended and Restated Certificate of Incorporation was duly adopted by the board of directors and the stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3.              The first paragraph of Article IV of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is four hundred thirteen million nine hundred thousand (413,900,000) shares of which (i) four hundred million (400,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), (ii) three million nine hundred thousand (3,900,000) shares shall be a class designated as Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and (iii) ten million (10,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”).”

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation has been executed this 18th day of June, 2024.

By:	/s/ Joern Aldag
Name: Joern Aldag
Title: Chief Executive Officer